MANAGEMENT DISCUSSION ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED

JULY 31, 2024

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

BASIS OF DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") of the financial position and results of Vizsla Silver Corp. (the "Company" or "Vizsla") should be read in conjunction with the Company's condensed consolidated interim financial statements for the three-month period ended July 31, 2024, and 2023. The MD&A was prepared to conform to National Instrument 51-102F1 and was approved by the Board of Directors prior to its release. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

The condensed consolidated interim financial statements and MD&A are presented in Canadian dollars, unless otherwise indicated, and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The statements and any summary of results presented in the MD&A were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Please consult the consolidated financial statements for the years ended April 30, 2024, and 2023, and the condensed consolidated interim financial statements for the three-month period ended July 31, 2024, and 2023 for more complete financial information.

All the Company's public disclosure filings, including its most recent management information circular, annual information form ("AIF"), material change reports, press releases, and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties. Information on risks associated with investing in the Company's securities is contained in the most recently filed AIF.

DATE

This MD&A has been prepared based on information available to the Company as of September 12, 2024.

OVERALL PERFORMANCE

NATURE OF BUSINESS

Vizsla Silver Corp. (the "Company", "Vizsla Silver") was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. The Company shares are trading on the TSX Venture Exchange under the symbol "VZLA". On February 5, 2021, the Company changed its name to Vizsla Silver Corp. On January 21, 2023, Vizsla Silver Corp was listed on the NYSE American exchange and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at Suite 1723, 595 Burrard Street, Vancouver, BC V7X 1J1.

The Company has no substantial revenue and supports its operations through the sale of equity or assets such as mineral properties. The value of any mineral property is dependent upon the existence or potential existence of economically recoverable mineral reserves. See the section related to "Risk Factors" in this statement.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

OVERALL PERFORMANCE (Continued)

PLAN OF ARRANGEMENT - SPIN OUT VIZSLA ROYALTIES CORP.

On January 17, 2024, the Company announced an arrangement agreement with its subsidiary Vizsla Royalties Corp. ("Spinco", "Vizsla Royalties"), which holds a net smelter royalty (NSR) on the Panuco silver-gold project in Sinaloa, Mexico. Under the Arrangement, Vizsla Silver shareholders received one new Vizsla Silver share, one-third of a Spinco share, and one-third of a Spinco warrant for each Vizsla Silver share held. As a result, Spinco ceased being a wholly owned subsidiary of Vizsla Silver.

The Arrangement was approved by shareholders on June 17, 2024, received court approval on June 19, 2024, and the final TSX-V approval on June 20, 2024. Shareholders received one new Vizsla Silver share and 0.3333 Spinco shares for each Vizsla Silver share held as of June 21, 2024. The Arrangement was completed on June 24, 2024.

Following closing of the Arrangement, Vizsla Silver and Spinco intend to complete a number of steps, including the following: (a) Spinco will settle an outstanding loan from Vizsla Silver into Spinco Shares, (b) Vizsla Silver will make an additional $3,500,000 loan to Spinco if required, (c) Spinco may exercise its buyback right on an underlying royalty on the Panuco Project, after which point the royalty held by Spinco will consist of a 2% NSR on the entire Panuco Project, (d) Spinco will complete a private placement for gross proceeds of at least $3,000,000, and (e) Spinco will complete a consolidation of the Spinco Shares on the basis of one new Spinco Share for every ten old Spinco Shares.

Vizsla Silver and Spinco have entered into a royalty right agreement which provides that, if Vizsla Silver or any of its affiliates acquires mineral properties within a two-kilometer boundary around the Panuco Project, it must offer Spinco an NSR on such mineral property to Spinco on terms proposed by Vizsla Silver.

Upon closing, the Company the Company retained 83,000,000 shares of Spinco. The Company also received $470,081 in cash and 32,186,240 Spinco shares at $0.06 to offset a $2,079,393 loan, resulting in a gain on settlement of debt at $321,862 which is recognized as part of the gain from the spin out, increasing its total holdings to 115,186,240 shares (41.35% of Spinco’s holdings). Spinco completed the non-brokered private placement on July 29, 2024, raising gross proceeds of $5 million. Spinco shares began trading on the TSX-V under the symbol VROY on August 26, 2024. Spinco consolidated its common shares at a 10-to-1 ratio, as approved by the Board on July 31, 2024.

In accordance with IFRIC 17, 80,493,651 shares and 80,493,651 warrants of Spinco were treated as a distribution of capital to the Company's shareholders, with a fair value of $6,669,084 (80,493,651 shares at $0.06 per share, totaling $4,829,619, and 80,493,651 warrants valued at $1,839,465 using the Black-Scholes pricing model). The retained interest in Spinco held by Vizsla Silver was fair valued at $6,911,174, based on 115,186,240 Spinco shares at $0.06 per share. As a result, the Company recorded a gain of $13,749,421 from the spin-out in its consolidated statements of loss and comprehensive loss for the three-month period ended July 31, 2024.

The fair value of the Spinco's warrants was calculated using the Black-Scholes option pricing model with a risk-free interest rate of 3.94%, expected volatility of 73.71%, and zero expected dividend yield for a 0.47-year term.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

INCENTIVE PLAN REWARDS, GRANTS, EXERCISE, AND CANCELLATION OF STOCK OPTIONS, WARRANTS, AND RSUs

During the three-month period ended July 31, 2024, 6,598,587 warrants were exercised at a weighted average exercises price of $1.79 for proceeds of $11,830,708, and 2,438,200 options were exercised with weighted average exercise price of $1.02 for proceeds of $2,481,760. 58,000 options were cancelled. 113,311 restricted share units (“RSUs”) were exercised and converted to common shares at the vested price of $1.60. The Company granted 775,000 RSUs to officers, employees, and consultants of the Company and 3,018 RSUs were cancelled. These RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date. The fair value of each RSU is $2.34 which is the value of a Vizsla common share on grant day. No other options, warrants or RSUs were granted or exercised.

Subsequent to July 31, 2024, and up to the date of this MD&A, 25,673 warrants were exercised at a weighted average exercises price of $1.91 for proceeds of $49,055, and 468,000 options were exercised at a weighted average exercise price of $1.92 for proceeds of $896,380.

USE OF PROCEEDS

Net proceeds from the financing completed in February 2023 of $41,998,303 have been fully deployed for the drill program to increase the resources, conduct environmental assessments, complete geotechnical and hydrological drilling, social baseline work, and general and administration expenses.

Net proceeds of the financing completed in February 2024 of $32,271,861 and net proceeds of the warrants and options exercised in fiscal year ended April 30, 2024, and three-month period ended July 31, 2024, totaling $16,438,315, will be deployed to continue the drilling program to upgrade and expand resources to provide an updated mineral resource estimate and complete a preliminary economic assessment; complete additional mapping, sampling, geophysics, and drilling to find new bodies of mineralization, and undertake metallurgy, mine engineering studies, a review of mill optimization options, and complete an environmental baseline study. The proceeds will also be allocated towards possible acquisitions of assets in Mexico.

Use of Proceeds	February 2023	February 2024	Warrants and options exercised	Total
	$	$	$	$
Gross proceeds	45,021,982	34,500,000	16,438,315	95,960,297
Share issue costs	(3,023,679)	(2,228,139)	-	(5,251,818)
Net proceeds	41,998,303	32,271,861	16,438,315	90,708,479

Allocation
Exploration and development expenses on the Panuco-Copala project	(26,462,590)	(4,543,684)	-	(31,006,274)
Potential future acquisition	-	(2,488,262)	-	(2,488,262)
General and administrative expenses	(15,535,713)	(2,105,309)	-	(17,641,022)
	(41,998,303)	(9,137,255)	-	(51,135,558)
Total	-	23,134,606	16,438,315	39,572,921

The Company will continue to evaluate and acquire future growth opportunities including strengthening the land holding in the district. The Company also will continue with the resource/discovery-based drill program. A Mineral Resource update for the Panuco Project was released on January 8, 2024. The Company filed the Technical Report and Preliminary Economic Assessment" (the "PEA"), in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. The study was completed on July 24, 2024, and the NI 43-101 Technical Report was published on August 28, 2024.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

ACQUISITION OF GOANNA RESOURCES, S.A.P.I. DE C.V. (LA GARRA CLAIMS)

The Company has entered into an agreement to acquire the past-producing La Garra-Metates district ("La Garra") situated in the heart of the silver-gold-rich Panuco - San Dimas corridor. As of July 31, 2024, the transaction was not closed.

The Company entered into a share purchase agreement (the "SPA") dated March 27, 2024, with Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar (collectively, the "Sellers") pursuant to which the agreed to acquire (the "Acquisition") all of the outstanding shares of Goanna Resources, S.A.P.I. de C.V. ("Goanna Resources"), a private Mexican corporation, from the Sellers.  Goanna Resources is the owner of the La Garra-Metates District.  Pursuant to the SPA, the Company has agreed to make cash payments in an aggregate of US$3,075,000 in cash (collectively, the "Cash Payments") and issue an aggregate of 5,555,555 common shares in the capital of the Company (collectively, the "La Garra Consideration Shares") to the Sellers. Also, the Company agreed to pay tenement taxes owed by Goanna Goanna Resources to Governmental Entities concerning the mineral concessions in the amount of US$1,606,500.

Cash Payments will be made, and the La Garra Consideration Shares will be issued over a period of 24 months from closing.

In US$	Cash	Shares (ii)
Signing of nonbinding LOI (i)	$100,000
Closing of the transaction	$-	257,937
3 months from effective date	$150,000	476,190
6 months from effective date	$275,000	535,714
9 months from effective date	$225,000	595,238
12 months from effective date	$350,000	714,286
15 months from effective date	$300,000	833,333
18 months from effective date	$375,000	952,381
24 months from effective date	$1,300,000	1,190,476
	$3,075,000	5,555,555

(i) Paid on January 18, 2024.
(ii) Deemed share price is determined based on the greater of the volume weighted average price of Vizsla Silver shares on the NYSE over the period of 45 consecutive trading days ending on the date prior to the execution date (March 27, 2024) and the market price.

The Company made four payments up to July 31, 2024: $135,050 (US$100,000) on January 18, 2024, upon signing a non-binding letter of intent, $1,095,768 (US$810,000) on March 6, 2024, $1,092,806 (US$796,500) on May 17, 2024, and $137,550 (US$100,000) on July 23, 2024, as deferred payments to the Sellers to pay tenement taxes owed by Goanna Resources to Governmental Entities concerning the mineral concessions. Since the transaction had not closed as of July 31, 2024, these payments were classified as deferred payments on the Condensed Consolidated Interim Statements of Financial Position. Deferred payments also include $27,088 of legal fees and other transaction costs incurred in relation to the acquisition.

The acquisition is subject to closing conditions, including the approval of the TSX-V and the NYSE. The transaction has been conditionally approved by both the TSX-V and NYSE, pending final approval from both exchanges.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

ACQUISITION OF GOANNA RESOURCES, S.A.P.I. DE C.V. (LA GARRA CLAIMS) (continued)

Royalty Agreement

Within 90 days of the closing date, the Company and the Sellers shall enter into a royalty agreement in a form satisfactory to the Parties, pursuant to which the Sellers will be granted a 1% net smelter returns royalty ("NSR") on the La Garra-Metates District. The Buyer will have the right to repurchase such royalty at any time for consideration equal to US$750,000.

Pledge Agreement

Within 90 days of the closing date, the Company shall execute and deliver to the Sellers a pledge and security agreement in a form satisfactory to the Company and the Sellers and take such other actions sufficient under applicable Laws to grant the Sellers a first priority lien on the Purchased Shares to secure the Company's obligations with regards to the acquisition costs.

Finder's fees

The finder's fees are 2% NSR of the project payable to an arm's length Mexican Company. The Acquisition is subject to standard closing conditions, including the approval of the TSX Venture Exchange and the NYSE.

RESULTS OF OPERATION

PANUCO-COPALA PROJECT - MEXICO

MINERAL RESOURCE ESTIMATE

On January 8th, 2024, the Company announced the results of the Panuco project mineral resource estimate update. The company in conjunction with an independent qualified person ("QP") completed a geostatistical block model estimate. Details of the methods used, and other project information are available for review in a NI43-101 compliant report available on SEDAR+ (February 20, 2024).

Panuco Project Resource Summary - January 8, 2024 (150 g/t AgEq cut-off) or (2.00 g/t AuEq cut-off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated	9.5	289	2.41	0.27	0.84	511	6.81	88,192	736	25.4	79.9	155,841	2,076
Inferred	12.2	239	1.93	0.29	1.03	433	5.76	93,653	758	35.4	125.3	169,647	2,261

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram).

Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead, and $2,976/t zinc.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

MINERAL RESOURCE ESTIMATE (Continued)

Panuco Project Indicated & Inferred Resource Summary by Vein (150 g/t AgEq cut-off) or (2.00 g/t AuEq cut-off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated
Copala	4.5	380	2.46	0.08	0.15	573	7.64	55,201	358	3.7	6.9	83,270	1110
Tajitos	0.6	358	2.24	0.12	0.21	538	7.18	7,295	46	0.7	1.3	10,953	146
Cristiano	0.2	581	3.37	0.25	0.43	858	11.45	3,961	23	0.5	0.9	5,851	78
Copala Area Total	5.4	385	2.48	0.09	0.17	580	7.74	66,457	427	5.0	9.2	100,074	1343
Napoleon	3.3	162	2.39	0.52	1.73	425	5.66	17,276	255	17.2	57.4	45,223	603
Napoleon HW	0.4	164	1.72	0.42	1.53	365	4.87	2,259	24	1.8	6.5	5,029	67
Luisa	0.3	177	2.56	0.39	2.01	459	6.12	1556	22	1.1	5.5	4,027	54
Josephine	0.1	221	2.88	0.39	1.11	492	6.56	491	6	0.3	0.8	1,092	15
Cruz	0.0	144	2.01	0.37	1.71	373	4.97	153	2	0.1	0.6	396	5
NP Area Total	4.1	164	2.34	0.50	1.72	421	5.66	21,735	309	20.4	70.7	55,767	743
Total Indicated	9.5	289	2.41	0.27	0.84	511	6.81	88,192	736	25.4	79.9	155,841	2076
Inferred
Copala	3.2	332	1.77	0.12	0.20	476	6.34	33,722	179	3.7	6.2	48,320	644
Tajitos	1.0	365	2.04	0.22	0.39	540	7.21	12,260	69	2.3	4.0	18,140	242
Cristiano	0.7	443	2.54	0.15	0.29	650	8.66	10,213	59	1.1	2.0	14,974	200
Copala Area Total	4.9	355	1.94	0.15	0.25	515	6.86	56,195	307	7.1	12.3	81,434	1081
Napoleon	3.2	137	1.64	0.45	1.76	342	4.57	14,045	168	14.4	55.9	35,063	467
Napoleon HW	0.8	220	2.17	0.59	2.02	479	6.39	5,976	59	5.0	17.0	13,027	174
La Luisa	2.0	159	2.13	0.30	1.51	386	5.15	10,439	139	6.0	30.8	25,326	338
Josephine	0.2	161	2.05	0.33	1.00	364	4.85	1161	15	0.7	2.2	2,618	35
Cruz	0.3	170	3.75	0.31	1.48	519	6.91	1698	37	1.0	4.6	5,169	69
NP Area Total	6.6	157	1.97	0.41	1.68	383	5.10	33,319	418	27.1	110.6	81,203	1082
San Antonio	0.3	226	1.30	0.01	0.03	325	4.33	2,038	12	0.0	0.1	2,936	39
*Animas	0.4	169	1.68	0.29	0.60	327	4.37	2,101	21	1.1	2.3	4,074	54
Total Inferred	12.2	239	1.93	0.29	1.03	433	5.76	93,653	758	35.4	125.3	169,647	2261

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram).

Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead, and $2,976/t zinc.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

MINERAL RESOURCE ESTIMATE (Continued)

Panuco Project Indicated & Inferred Resource Sensitivity Table

Classification	Tonnes	Average Grade						Contained Metal
COG AgEq		Ag	Au	Pb	Zn	AgEq	AuEq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(koz)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated:
300	5.6	415	3.41	0.31	0.96	718	9.57	74,501	612	17.2	53.5	128,810	1,716
250	6.5	375	3.09	0.3	0.95	653	8.70	78,809	651	19.5	62.2	137,286	1,830
200	7.9	331	2.75	0.29	0.9	581	7.75	83,610	694	22.2	70.8	146,774	1,958
150	9.5	289	2.41	0.27	0.84	511	6.81	88,192	736	25.4	79.9	155,841	2,076
120	10.8	263	2.2	0.25	0.79	467	6.22	91,066	759	26.8	85.3	161,308	2,149
100	11.7	246	2.05	0.24	0.75	437	5.82	92,965	773	27.7	88.5	164,833	2,195
Inferred:
300	6.5	355	2.82	0.36	1.23	634	8.34	73,931	587	23.1	79.4	131,930	1,734
250	7.9	317	2.54	0.34	1.17	565	7.51	80,365	644	26.8	92.1	143,338	1,908
200	9.7	278	2.24	0.32	1.12	499	6.66	86,784	698	30.9	108.4	155,748	2,076
150	12.2	239	1.93	0.29	1.03	433	5.76	93,653	758	35.4	125.2	169,647	2,261
120	14.0	216	1.75	0.28	0.97	393	5.25	97,502	791	38.6	136.1	177,648	2,368
100	15.5	201	1.63	0.26	0.92	367	4.89	99,985	812	40.8	142.9	182,671	2,433

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram).

Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead, and $2,976/t zinc.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

Metallurgical Studies

The Company had preliminary metallurgical test work completed for the Napoleon ore body. A consulting company with experts in the field performed the studies using a third-party laboratory. Results for the Napoleon ore body were announced on February 17, 2023.

Process Option	Stage	Mass Recovery (%)	Global Recovery (%)				Product Grade (% or g/t)
			Ag	Au	Pb	Zn	Ag	Au	Pb	Zn

Whole Ore Leach	Direct Cyanidation Leach	100	87	93	-	-	-	-	-	-

Bulk Sulfide Flotation*	Rougher Conc.	17.0	93	90	94	94	666	16	6.8	5.8
	1 Stage Cleaner Conc	7.1	89	88	87	90	1,524	36	15.1	13.2
	2 Stage Cleaner Conc	5.6	87	86	82	87	1888	45	18.1	16.2

Sequential Flotation*	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8

	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	1 Stage Cleaner Conc	2.1	71	76	87	12	4,656	110	49.1	6.3
	2 Stage Cleaner Conc	1.7	68	74	83	9	5,550	134	58.4	5.7

	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8
	1 Stage Cleaner Conc	1.7	8	7	2	71	628	13	1.4	47.2
	2 Stage Cleaner Conc	1.4	7	7	1	71	692	15	1.2	56.2

Gravity Concentration	Knelson Concentrate	3.6	29	40	28	12	1,087	31	8.9	3.5
	Tabled Knelson Conc	0.6	12	26	13	2	2,670	122	24.8	2.9

Summary of results from optimized test work for Napoleon ore body. *Open circuit tests

Further preliminary metallurgical testing of the Tajitos ore body was conducted, and results were released in the company's Technical Report dated March 10, 2023, and posted on SEDAR+.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

Metallurgical Studies (Continued)

Composite	Flowsheet	Displayed Values	Extraction - percent		Reagent Cons. - kg/tonne feed
		(%)	Ag	Au	NaCN	Lime

Diorite MC	Cyanidation of Flotation Concentrate and Tails	Combined CN Extractions	90.3	89.7	1.0	1.0
	Salable Concentrate/Cyanidation on Tails	Combined Float/CN	87.3*	89.4*	0.4-0.6*	0.8*

Andesite MC	Cyanidation of Flotation Concentrate on Tails	Combined CN Extractions	94.2	87.3	1.0	1.4
	Salable Concentrate / Cyanidation on Tails	Combined Float/CN	94.1*	89.8*	0.4-0.6*	0.8*

Andesite Low MnOX MC	Cyanidation of Flotation Concentrate and Tails	Combined CN Extractions	90.1	80.8	0.9	0.8

Potential Flowsheet Comparison for Tajitos ore body

Note: *Estimated Values, testing would be required to confirm

Preliminary metallurgical testing of the Copala ore body was conducted, and results were released in a news release dated August 16, 2023, and posted on SEDAR+.

Process Option	Stage	Mass Recovery	Recovery (%)
		(%)	Ag	Au

Flotation Concentrate	Flotation + regrind +Cyanide Leach	7.0	76.3	74.9

Rougher Tails	Cyanide Leach	93.0	14.2	18.8

Flotation Plus Cyanide Leach	Total	100	90.6	93.7

Summary of results from optimized test work for Copala ore body

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

EXERCISE OF OPTION AGREEMENTS

As of July 31, 2024, the Company fully owned the Panuco and Copala Property.

The mining concessions comprising of the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla Silver's exploration.

On September 9, 2019, Canam entered into an option agreement with Silverstone Resources S.A. de C.V. ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second-anniversary date of the agreement and paying a cumulative of USD$20,000,000. Certain claims of Copala and a portion of Napoleon veins are subject to a 3.0% net smelter royalty ("NSR") which can be brought down to 1.5% for 10% of the purchase price of those mining concessions.

During the three-month period ended July 31, 2024, the Company continued its exploration program at Panuco-Copala flagship project with a drill program. The exploration program has comprised prospecting and detailed mapping and systematic sampling of surface which led to diamond drilling. Drilling has been carried out at forty-three targets thus far with 380,585 metres of drilling carried out to date.

LOCATION AND CONCESSIONS

The Panuco Silver Project is in the Panuco - Copala mining district in the municipality of Concordia in southern Sinaloa state along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Panuco project area is accessed from Mazatlán via Federal Highway 15 to Villa Union and then on Highway 40 for a total of 56 kilometres. The project is centered at 23º19' North latitude and 105º54' West longitude.

The Project comprises 119 approved mining concessions covering a total area of 16,536.91 ha, and two applications for two mining concessions covering 1,321.15 ha. The mineral concessions are held 100% by Vizsla Silver. The company also held 4,103 hectares on four concessions located west of the Panuco Project and 16,962 hectares in the newly consolidated, past producing La Garra District.

GEOLOGY

The Panuco project is located along the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A. - Mexico border to the east-trending Trans Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that has been separated into two episodes: the Lower Volcanic Complex (LVC) and the Upper Volcanic Series (UVS).

The stratigraphic column in the Project consists predominantly of intrusive, volcanic and volcaniclastic rocks of intermediate to felsic composition of the LVC that have been intruded by younger domes and dikes of rhyolite and basalt compositions of the UVS. An approximately 9 by 3-km pluton of diorite to quartz diorite composition and lavas and tuffs of andesite composition are the main host lithologies of the epithermal veins in the district. The rhyolites and dacites on top of the andesite (upper part of the LVS) host vein mineralization in minor proportion. Field work and interpretations conducted in the Project, suggest that the andesites of the LVC units are correlative with the Tarahumara formation of Sonora, and the ~77 to 69 Ma Socavon, Buelna and Portal members described in San Dimas. The rocks of the LVC in San Dimas are intruded by the Piaxtla batholith, dated at 49 to 44 Ma, whereas the age of epithermal mineralization has been constrained there between 41 and 37.8 (Enriquez et al, 2018 and Montoya et al, 2019). Argon geochronology on plagioclase separates from two diorite samples from Panuco resolved chronological ages of 71.69 ± 2.38 Ma and 85.93 ± 13.76 Ma, whereas argon dating of potassium feldspar from the Panuco granite resolved an age of 52.60 ± 0.21 Ma. The age reported here for the Panuco granite is older than that reported by Enriquez et al, 2018 and Montoya et al, 2019 for the Piaxtla batholith whereas the age of the diorite overlaps that of the Socavon, Buelna and Portal members in San Dimas.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

GEOLOGY (continued)

Additionally, the Jurassic - Early Cretaceous basement (Tahue terrane), comprised of metasediments (phyllites and sandstones) have been recognized through tectonic/erosional "windows" into the LVS and in some drill-holes. The basement rocks are unconformably overlain by the LVC andesites and felsic rocks of the Tarahumara Formation and intruded by the diorite-granodiorite and granite plutons centered in Panuco project. The granite intrusion around the Panuco town has a reported K/Ar age of 57 Ma (McDowell and Kayzer 1977) whereas a granodiorite porphyry in Malpica located 30 km southeast of the Project area was dated at 54.2 Ma by K/Ar (Henry, 1975). Recent dating of orthoclase at ActLabs, resolved a younger and more accurate age of 52.60 ± 0.21 Ma for the Panuco granite. Locally, the diorite intrusion has been observed to contain clasts of andesite and granite, implying a younger age for the diorite in the project area. Another intrusive phase of granodiorite to quartz-monzonite that may be coeval with the main diorite pluton, has been mapped in the footwall of the Animas-Refugio structure (Henry, 2003). Following deposition of the Tarahumara andesites, a quiescence period in volcanism, concomitant with uplift and erosion, favored formation of lakes and deposition of water-lain hyaloclastites and volcaniclastics composed of alternating rhyolite and andesite tuffs of Eocene age. These volcaniclastic unit is believed to be correlative with the Productive andesite member in San Dimas. The unit is hundreds of metres thick and has been intruded also by felsic stocks, plugs and dikes of the UVS.

MINERALIZATION

Mineralization on the property comprises several epithermal quartz veins. To date approximately 86 kilometres of these veins have been traced by Vizsla Silver and previous workers. Individual vein corridors are up to 3.7 kilometres long and range from decimeters to greater than 10 metres in width. Veins have narrow envelopes of silicification, local argillic alteration and are commonly marked by clay gouge. More distal alteration comprises propylitic alteration bearing chlorite and epidote.

The mineralization along the vein corridors comprises hydrothermal veins - breccias with grey silica in the matrix and white or grey quartz clasts. The grey colour is due to the presence of very fine-grained disseminated sulphides, presumed to be mainly acanthite, sphalerite and galena. Several hydrothermal breccias have been identified to date by Vizsla Silver's geologists: breccias with grey quartz tend to occur at lower levels in the fault structures whereas breccias with barren white quartz tend to occur at higher levels. Locally, mineralized zones bear banded textures consisting of alternating quartz with thin dark bands of sulfides (acanthite, sphalerite, galena, and pyrite). In the higher-grade zones fine-grained pyrite is disseminated in the quartz with rare fine-grained sphalerite and / or galena. Bladed quartz pseudomorphs after calcite have been noted at various locations within the fault zone and are indicative of boiling conditions. All the mineralized zones have been cut by late stage quartz veinlets consisting of white quartz and purple amethyst quartz. The amethyst is thought to be related to mixing of near surface waters as the hydrothermal system is collapsing, as has been noted at the nearby San Dimas district (Montoya-Lopera et al, 2019).

The main structural corridors are Copala - Colorada, Napoleon, Animas-Refugio, Cordon del Oro, and the newly identified Camelia - Florida corridor. Each structural corridor contains multiple prospects.

Adularia mineral separates, from each of Napoleon and Copala, resolved statistically identical ages of 25.81 ± 0.05 Ma and 25.72 ± 0.06 Ma, defining for the first time the timing for epithermal mineralization at Panuco.  Previous field observations that rhyolite dikes of possible Oligocene age (intruding the LVS units) are crosscut by veins in southern Napoleon area agree with a young age of epithermal mineralization. The rhyolite-dacite dome in the Animas zone, adjacent to the El Muerto mine shows sericite alteration and silicification. The age of mineralization in San Dimas has been constrained between 37.83 - 41.01 dating adularia (Enriquez et al, 2018).

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

EXPLORATION UPDATE

Vizsla Silver uses a multi-phase method of exploration. The initial activity consists of prospecting with aid of a LiDAR survey, surface mapping and sampling to identify areas of interest. The next phase is detailed mapping and systematic sampling. Mapping and sampling of mine workings are also performed to define potential areas for future work. A total of 5,027 surface samples and 789 underground channel samples plus 638 QA/QC controls have been analyzed since work by the company began. The prospects are then catalogued and prioritized for drilling based on an internal procedure that uses an internally developed ranking-matrix.

Since November 2019, over 43 prospects have been tested with 380,003 m drilled in 1,001 holes completed on HQ and NQ diameter. A total of 57,090 core samples plus 11,581 QA/QC controls have been analyzed to date.

Between May and July 2024, the company conducted and Infill drilling campaign in Central Copala at ~25 metre centers to upgrade Indicated Mineral Resources to Measured Mineral Resources. The campaign consisted of approximately 10,000 metres of diamond drilling distributed in 30 holes. The program successfully confirmed vein and high-grade continuity, which led to an extension of the drilling campaign adding another 4,750 metres in 19 holes designed to expand mineral resources at Copala close to surface and to convert inferred to indicated mineral resources outside the PEA mine plan for the first three years of "Life Of Mine" (LOM).

In terms of Project Development, in February 2024, Vizsla Silver started the Preliminary Economic Assessment ("PEA") preparation. The study was completed on July 24,2024, and the NI 43-101 Technical Report was published on August 28, 2024.

The Company is in the process of preparing the second ESG report and it is expected to be published around mid September 2024.

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's mineral properties was prepared under the supervision of Jesus Velador, P. Geo, VP Exploration for the Company, and a "Qualified Person" within the meaning of NI 43-101.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

FINANCIAL RESULTS - THREE-MONTH PERIOD ENDED JULY 31, 2024

During the three-month period ended July 31, 2024 ("2024"), and July 31, 2023 (“2023”), Vizsla recorded a comprehensive loss of $10,701,829 (2023: comprehensive income of $3,426,337). The comprehensive loss for the three-month period ended July 31, 2024, included $18,625,956 of translation loss (2023: $7,828,945 translation gain) to translate the exploration and evaluation assets from Mexican pesos to Canadian dollars due to the fluctuations of the Mexican pesos.

Excluding non-cash items such as stock-based compensation and amortization, the net income in 2024 was $11,678,925 compared to net loss of $1,597,067 for 2023. This represents an increase of $13,275,992 in gain from the prior year, mainly due to $13,749,421 of gain on spin out of royalty interest (Vizsla Royalties).

In 2024, General and Administrative expenses have increased compared to 2023, due to:

  The increase in marketing expenses by $298,540 is primarily driven by new digital marketing initiatives and higher travel costs associated with marketing activities, trade shows, and conferences.
  Office expenses rose by $101,891 due to higher general and administrative costs, along with additional travel expenses to support operational expansion.
  Professional fees went up by $481,141, attributed to the timing of audit fee billings and increased legal fees related to the higher volume of transactions in 2024, including El Richard - San Enrique and Goanna Resources acquisition, and the spin-out of Vizsla Royalties.
  Transfer agent expenses increased by $18,350 due to higher costs associated with the increased volume of options and warrants exercises and the spin-out of Vizsla Royalties in 2024.
  Management fees rose by $12,500 due to an increase in fees paid to an executive.
  Transaction costs of $112,997 in 2024 are related to the spin-out of Vizsla Royalties.

Some of the increase mentioned earlier have been partially offset by several decreases:

  Insurance expenses decreased by $29,280 as management was able to negotiate more favourable insurance costs.

Interest income in 2024 increased by $226,326 compared to 2023, primarily due to the higher available cash balance in term deposits in 2024 compared to 2023.

Additionally, in 2024, there was a revaluation gain of $137,623 due to the change in fair value of Prismo shares (2023: loss of $82,878), a $13,749,421 gain from the spin-out of Vizsla Royalties (2023: $nil), $321,862 gain on Vizsla Royalties’ debt settlement.

The fluctuations in foreign exchange are a result of the volatility observed in the exchange rates between Mexican pesos, United States dollars, and Canadian dollars.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

FINANCIAL RESULTS - THREE-MONTH PERIOD ENDED JULY 31, 2024 (Continued)

The table below shows the major variances for the three-month period ended July 31, 2024, and 2023:

	Three months ended	Three months ended
	July 31, 2024	July 31, 2023	Variance
	$	$	$
Consulting fees	288,950	282,493	6,457
Directors fees	87,500	77,924	9,576
Foreign exchange loss	52,470	(174,628)	227,098
Insurance	157,805	187,085	(29,280)
Management fees	100,000	87,500	12,500
Marketing	997,400	698,860	298,540
Office and miscellaneous	370,335	268,444	101,891
Professional fees	572,174	91,033	481,141
Transaction costs	112,997	-	112,997
Transfer agent and filing	112,045	93,695	18,350
Travel and promotion	19,475	16,627	2,848

Other (income) / loss
Interest income	(341,170)	(114,844)	(226,326)
Revaluation gain on investment in equity instruments	(137,623)	82,878	(220,501)
Gain on debt settlement	(321,862)	-	(321,862)
Gain on spin out of royalty interest	(13,749,421)	-	(13,749,421)

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

SUMMARY OF QUARTERLY RESULTS

Selected quarterly information for each of the eight most recently completed financial periods is set out below. All results were compiled using IFRS.

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,
	2024	2024	2024	2023	2023	2023	2023	2022

Interest income	$341,170	$480,694	$725,333	$312,089	$114,844	$633,734	$228,656	$62,167

Net loss/(income)	$(7,924,127)	$3,277,192	$4,074,203	$4,194,386	$4,402,608	$5,167,554	$2,977,812	$2,096,124

Net (income)/loss per common share	$(0.03)	$0.02	$0.02	$0.02	$0.02	$0.03	$0.02	$0.01

The fluctuations in net loss over the past eight quarters can be attributed to several factors, including increased exploration activities in Panuco-Copala, the expansion of office operations, transactions such as the spin out of Vizsla Royalties, acquisition of Goanna Resources and El Richard - San Enrique claims, and changes in the fair value of stock-based compensation. The net income in the first quarter of fiscal 2025 is due to the significant gain on spin out of Vizsla Royalties. Additionally, interest income has varied due to fluctuations in interest rates and the availability of cash flow for investment in short-term high-interest savings accounts.

LIQUIDITY

The Company’s cash and cash equivalents on July 31, 2024, were $39,572,921 compared to $37,548,304 on April 30, 2024. The Company had a working capital of $54,949,550 on July 31, 2024, compared to a working capital of $52,081,967 at April 30, 2024.

During the three-month period ended July 31, 2024, $2.7 million was used in operating activities compared to $3.8 million in July 31, 2023. $7.6 million was used in investing activities during 2024 compared to $8.4 million in 2023. $14.2 million was generated from financing during 2024 compared to $7,961 in 2023.

The Company's financial instruments are cashable at any time without restriction.

The Company has no long-term debt. The Company has commitment related to the acquisition of Goanna Resources (La Garra claims).

As the Company has no revenues, its ability to fund operations is dependent upon its ability to secure financing through the sale of equity or assets. The value of any mineral property is dependent upon the existence of economically recoverable mineral reserves, or the possibility of discovering such reserves, or proceeds from the disposition of such properties. See Section "Risk Factors", below.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

CAPITAL RESOURCES

The Company had 242,240,270 issued and outstanding common shares as of July 31, 2024 (April 30, 2024: 232,642,035).

Warrants

As of July 31, 2024, the Company had 8,838,576 warrants outstanding (April 30, 2024: 15,437,163).

During the three-month period ended July 31, 2024, 6,598,587 warrants were exercised at a weighted average exercises price of $1.79 for proceeds of $ $11,830,708.

Options

As of July 31, 2024, the Company had 22,357,522 options outstanding (April 30, 2024: 18,803,722).

During the three-month period ended July 31, 2024, 2,438,200 options were exercised with weighted average exercise price of $1.02 for proceeds of $2,481,760, and 58,000 options were canceled. No other options were issued, canceled, or expired during the three-month period ended July 31, 2024.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with a risk-free interest rate of 2.84%-4.01%, expected volatility of 60%-75%, and zero expected dividend yield for a three-year to five-year term. For the three-month period ended July 31, 2024, the Company recorded $3,251,839 as share-based compensation and used an estimated forfeiture rate of 4%, resulting in an impact of $130,074 (July 31, 2023: $nil) which reduces the fair value of share-based compensation. According to the Arrangement with Vizsla Royalties on June 24, 2024, each Vizsla Silver Option was exchanged for a Vizsla Silver Replacement Option with an adjusted exercise price. The fair value change upon replacement was $28,617.

Restricted shares units ("RSU")

As of July 31, 2024, the Company had 1,702,744 RSUs outstanding (April 30, 2024: 1,044,073).

During the three-month period ended July 31, 2024, 113,311 RSUs were exercised and converted to common shares at the vested price of $1.60. The Company granted 775,000 RSUs to officers, employees, and consultants of the Company. These RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date. The fair value of each RSU is $2.34 which is the value of a Vizsla common share on grant day.

For the three-month period ended July 31, 2024, the Company has recognized a share-based compensation of $341,992 (July 31, 2023: $282,559) for the RSUs. For the three-month period ended July 31, 2024, the Company used an estimated forfeiture rate of 4%, resulting in an impact of $11,301 (July 31, 2023: $nil) which reduces the fair value of share-based compensation.

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter off-balance sheet arrangements with special-purpose entities in the normal course of business, nor does it have any unconsolidated affiliates.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

TRANSACTIONS WITH RELATED PARTIES

During the three-month period ended July 31, 2024, and 2023, the Company has the following related party transactions:

(a) The Company has incurred $365,624 (July 31, 2023: $321,874) in salary, consulting fees, and management fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $87,500 (July 31, 2023: $75,000) in director fees to the Company's directors.

(c) The Company has paid $195,000 (July 31, 2023: $150,000) to a company with common directors and officers for rent expenses and administration expenses.

(d) For the three-month period ended July 31, 2024, the Company has granted 4,850,000 (July 31, 2023: 2,965,000) stock options to officers and directors of the Company.

(e) For the three-month period ended July 31, 2024, the Company has granted 360,000 (2023: nil) RSUs to officers of the Company.

(f) As of July 31, 2024, $22,446 (April 30, 2024: $1,148,600) was payable to officers of the Company.

Below is a summary of cash compensation, stocked based compensation, and restricted shares units paid to officers and directors of the Company:

	For the three-month period ended
Cash compensation	July 31, 2024	July 31, 2023
CEO fees	$100,000	$87,500
CFO fees	54,999	54,999
COO fees	93,750	62,500
SVP Business Development and Strategy fees	60,000	60,000
VP Exploration fees	56,875	56,875
Director fees	87,500	$77,924
	$453,124	$399,798

	For the three-month period ended
Stock-based compensation	July 31, 2024	July 31, 2023
CEO fees	$637,826	$596,657
CFO fees	309,146	251,069
COO fees	524,861	296,655
SVP Business Development and Strategy fees	165,628	223,717
VP Exploration fees	164,381	167,399
Director fees	579,829	294,838
	$2,381,671	$1,830,335

	For the three-month period ended
Restricted shares units	July 31, 2024	July 31, 2023
CEO fees	$34,906	$38,761
CFO fees	15,891	11,370
COO fees	104,495	29,532
SVP Business Development and Strategy fees	17,888	18,236
VP Exploration fees	21,630	27,041
Director fees	14,122	33,224
	$208,932	$158,164

PROPOSED TRANSACTIONS

As of the date of this MD&A, the Company's only proposed transaction is the acquisition of Goanna Resources.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's annual audited consolidated financial statements requires management to make certain estimates that affect the amounts reported in the annual audited consolidated financial statements. The accounting estimates considered to be significant include the recognition of deferred income tax assets and share-based compensation.

Share-based compensation

Calculating share-based compensation requires estimates of expected volatility in the share price, risk-free interest rates, number of options expected to vest, and a determination that standard option pricing models such as Black-Scholes fairly represent the actual compensation associated with options. Share price volatility is calculated using the Company's own trading history. The risk-free interest rate is obtained from the Bank of Canada zero coupon bond yield for the expected life of the options. The Company believes that the Black-Scholes option pricing model is appropriate for determining the compensation cost associated with the grant of options.

Impairment of exploration and evaluation assets (E&E assets)

Judgment is involved in assessing whether there is any indication that an asset may be impaired. This assessment is made based on the analysis of, amongst other factors, changes in the market or business environment, events that have transpired that have impacted the asset, and information from internal reporting.

Deferred tax assets and liabilities

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Prismo strategic investment

Prismo shares, Prismo warrants, and Vizsla shares are fair valued using the discount for lack of marketability ("DLOM") method. DLOM is based on the risk arising from the restricted holding period and voluntary escrow. The intangible asset is calculated based on the difference between the fair value of Prismo Units and Vizsla shares and cash consideration. The factors applied in the calculation are management's best estimates based on industry averages and future forecasts.

Financial assets at amortized cost

A financial asset is measured at amortized cost if the objective is to hold the financial asset for the collection on contractual cash flows and the asset's contractual cash flows are comprised solely of payments of principal and interest. The financial asset is classified as current or non-current based on its maturity date and is initially recognized at fair value and subsequently carried at amortized cost less any impairment. The Company classifies cash and cash equivalent, other receivables, and strategic investment in this category.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

CRITICAL ACCOUNTING ESTIMATES (Continued)

Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable regarding previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and does not give rise to equal taxable and deductible temporary differences. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Fair value calculation of share-based payments in spin-out transaction

The fair value of share-based payments in relation to the warrants and options granted is calculated using a Black Scholes option pricing model. There are a number of estimates used in the calculation such as the expected option life, rate of forfeiture of options granted, risk-free interest rate used and the future price volatility of the underlying security which can vary from actual future events. The factors applied in the calculation are management’s best estimates based on industry average and future forecasts.

Fair value determination of distributed assets and retained interest on spin-out transaction

Management assessed the fair value of the distributed assets and retained interest at the transaction day. The shares were valued using market prices, while the warrants were estimated using an option pricing model. The retained interest was also measured based on fair value of the shares. Management applied judgment in determining the appropriate timing for recognizing these values in the financial statements.

Multiple arrangements accounted for as a single transaction in spin-out transaction

Significant judgement involved in determining whether multiple arrangements should be accounted for as a single transaction when the Company loses control of a subsidiary in two or more arrangements. As the spin-out arrangement and private placement of Vizsla Royalties are considered entered in contemplation of each other and form a single transaction designed to achieve an overall commercial effect, management assessed the spin-out arrangement and the loss of control in Vizsla Royalties Corp. as one single transaction.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There has been no adoption or recognition of accounting policies other than that are disclosed in note 2 of the condensed consolidated interim financial statements for the three-month period ended July 31, 2024, and note 2 of the consolidated financial statements for the year ended April 30, 2024.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, price risk, credit risk and liquidity risk. The Company's risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk of losses that arise because of changes in contracted interest rates. The Company is not exposed to significant interest rate risk.

Foreign currency risk

The Company incurs certain expenses in currencies other than the Canadian dollar. The Company is subject to foreign exchange risk because of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in US dollars and Mexican pesos to pay foreign currency expenses as they arise. Receipts in foreign currencies are maintained in those currencies. The Company does not undertake currency hedging activities. The Company also does not attempt to hedge the net investment and equity of integrated foreign operations.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in the foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the three-month period ended July 31, 2024, by approximately $191,000 (three-month period ended July 31, 2023: $153,000). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. The Company is not aware of any counterparty risk that could have an impact on the fair value of the cash and cash equivalents.

The carrying value of the financial assets represents the maximum credit exposure. The Company minimizes credit risk by reviewing the credit risk of the counterparties to its arrangements prior to entering into such agreements.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis, including exploration plans. The Company attempts to ensure that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows from operations and holdings of cash and cash equivalents.

OTHER REQUIREMENTS

Risks Factors and Uncertainties

Information on risks associated with investing in the Company's securities is contained in the most recently filed AIF.

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, intense competition in the resource industry, market conditions and the Company's ability to access new sources of capital, mineral property title, results from property exploration and development activities, and currency fluctuations. The Company has a history of recurring losses and there is no expectation that this situation will change in the foreseeable future.

Competition

Other exploration companies, including those with greater financial resources than the Company, could adopt or may have adopted the same business strategies and thereby compete directly with the Company, or may seek to acquire and develop mineral claims in areas targeted by the Company. While the risk of direct competition may be mitigated by the Company's experience and technical capabilities, there can be no assurance that competition will not increase or that the Company will be able to compete successfully.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company's potential profitability and ability to continue as a going concern. At present, the Company has cash resources to fund planned exploration for the next twelve months. Timing of additional equity funding will depend on market conditions as well as exploration requirements.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. These conditions may persist for an indeterminate period.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Foreign Operations and Political Risk

The Company's mineral properties are in Canada, Mexico, and the United States. In foreign jurisdictions, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws, and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and exploration health and safety. These risks are not unique to foreign jurisdictions and apply equally to the property interest in Canada.

Mineral Property Tenure and Permits

The Company has completed a review of its mineral property titles and believes that all requirements have been met to ensure continued access and tenure for these titles. However, ongoing requirements are complex and constantly changing so there is no assurance that these titles will remain valid. The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development, and production operations at its projects.

Although the Company acquired the rights to some or all the resources in the ground subject to the tenures that it acquired, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable laws usually provide for rights of access to the surface for the purpose of carrying on exploration activities, however, the enforcement of such rights can be costly and time consuming. It is necessary, as a practical matter, to negotiate surface access.

There can be no guarantee that, despite having the right at law to access the surface and carry-on exploration activities, the Company will be able to negotiate a satisfactory agreement with existing landowners for such access, and therefore it may be unable to carry out exploration activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore, additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of any mineral project of the Company to cover potential risks. These additional costs may have a material adverse effect on the Company's business, financial condition, and results of operations.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Environmental Restrictions

The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Title Matters

Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers and may also be affected by undetected defects or the rights of indigenous peoples. The Company has investigated title to all its mineral properties and, to the best of its knowledge, title to all its properties for which titles have been issued are in good standing.

Exploration and Mining Risks

Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no assurance that commercial quantities of ore will be discovered on any of the Company's properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production. Whether a mineral deposit will be commercially viable depends on several factors, including the attributes of the deposit, such as its size, grade, metallurgy, and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, and the Company's business may be adversely affected by its inability to advance projects to commercial production.

Uninsured or Uninsurable Risks

The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's evaluation of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and operating activities.

Commodity Prices

The prices of gold, silver, copper, lead, zinc, moly, and other minerals have fluctuated widely in recent years and are affected by several factors beyond the Company's control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, consumption patterns, and speculative activities and increased production due to improved exploration and production methods. Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of companies to participate in joint ventures with the Company and the level of their financial commitment. The supply of commodities is affected by various factors, including political events, economic conditions, and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Increased Costs

Management anticipates that costs at the Company's projects will frequently be subject to variation from one year to the next due to several factors, such as the results of ongoing exploration activities (positive or negative), changes in mineralisation encountered, and revisions to exploration programs, if any, in response to the foregoing. Increases in the prices of such commodities or a scarcity of consultants or drilling contractors could render the costs of exploration programs to increase significantly over those budgeted. A material increase in costs for any significant exploration programs could have a significant effect on the Company's operating funds and ability to continue its planned exploration programs.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Conflicts of Interest

Certain directors and officers of the Company also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with the Company, such directors and officers may have conflicts of interest in negotiating and concluding the terms of such ventures. Such other companies may also compete with the Company for the acquisition of mineral property rights. If any such conflict of interest arises, the Company's policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (BC), the directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

Dependence Upon Others and Key Personnel

The success of the Company's operations will depend upon numerous factors including its ability to attract and retain additional key personnel in exploration, marketing, joint venture operations and finance. This will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants to be able to successfully carry out such activities. This is especially true as the competition for qualified geological, technical personnel and consultants can be particularly intense.

Government Regulation

The Company operates in an industry which is governed by numerous regulations, including but not limited to, environmental regulations as well as occupational health and safety regulations. Most of the Company's mineral properties are subject to government reporting regulations. The Company believes that it is in full compliance with all regulations and requirements related to mineral property interest claims. However, it is possible that regulations or tenure requirements could be changed by the respective governments resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and the Company's ability to hold onto them without incurring significant additional costs. It is also possible that the Company could be in violation of, or non-compliant with, regulations it is not aware of.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change. There were no changes in our internal controls over financial reporting during the year period ended July 31, 2024, that have materially affected, or are likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

ADDITIONAL DISCLOSURE FOR ISSUERS WITHOUT SIGNIFICANT REVENUE

The significant components of general and administrative expenditures are presented in the consolidated financial statements. Significant components of mineral property expenditures are included in section Results of Operations.

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2024

Outstanding Share Data

As of the date of this MD&A, the Company had 242,733,943 issued and outstanding common shares. In addition, the Company has 21,889,522 options outstanding that are expiring through June 12, 2029, 8,812,903 warrants outstanding that are expiring through February 28, 2026, and 1,702,744 RSUs outstanding that are vesting through June 12, 2027. Details of issued share capital are included in Note 10 of the condensed consolidated interim financial statements for the three-month period ended July 31, 2024.

OTHER INFORMATION

All technical reports on material properties, press releases, and material change reports are filed on he Company's System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca, or the Company's Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") profile at www.sec.gov,  or on the Company's website: www.vizslasilvercorp.com.

FORWARD-LOOKING STATEMENTS

Certain information, estimates and projections contained herein, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations, and projects, including, but not limited to, the Panuco-Copala Property (as defined herein). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, volatility in the global financial markets, increased inflation, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.